

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

Via E-mail
Shelly Guyer
Chief Financial Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, CA 94080

Re: **Veracyte, Inc.**
       Form 10-K for the Year Ended December 31, 2014
       Filed March 25, 2015
       File No. 001-36156

Dear Ms. Guyer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014
General

1.   We note from the cover page that the aggregate market value of your voting and non-voting common stock held by non-affiliates was approximately $122.4 million as of June 30, 2014. We also note you indicated that the Company was a non-accelerated filer on the December 31, 2014 Form 10-K and the March 31, 2015 Form 10-Q. Please clarify how you determined your non-accelerated filer status as of December 31, 2014, pursuant to Rule 12b-2 of Exchange Act. To the extent you now determine that you were an accelerated filer, also tell us how you considered the impact of this change on your evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Factors Affecting Our Performance
How We Recognize Revenue, page 66

2.   We note your disclosure of the amounts billed in the last 12 months at list price, for tests
        processed for which were not recognized as revenue upon delivery of a patient report
        because your accrual revenue recognition criteria were not met. Please expand your
        disclosure in future filings to also quantify the cumulative amounts billed for processed
        tests as of the most recent balance sheet date for which you have billed at list price, but
        not yet recognized revenue or written off as uncollectible.

3.   We note your disclosure of the amounts billed in the last 12 months at list price, for tests
        processed for which were not recognized as revenue upon delivery of a patient report
        because your accrual revenue recognition criteria were not met. Given the significant
        difference between the list prices for the GEC and routine cytopathology tests (page 65),
        please expand your discussion in future filings to clearly describe the composition of the
        total amounts billed that have not yet been recognized as revenue as of each balance sheet
        date.

4.   We note your disclosure indicating that the actual amount of revenue recorded from these
        test, if any, may not be equal to the billed amount due to a number of factors. Please
        expand your disclosure in future filings to discuss your actual collection history for your
        cash basis customers to provide investors with an understanding of your ability to collect
        the total list price amounts disclosed in your filing. To the extent that you reasonably
        expect the actual amount of revenue recorded from these tests will be significantly less
        than the total list price amounts disclosed, please expand your disclosure accordingly in
        future filings.

Results of Operations
Revenue, page 74

5.   We note that you quantify the year-over-year changes in revenue recognized when cash is
        received and revenue recognized on an accrual basis, and that you also quantify the total
        amount of accrual and cash basis revenue recorded for each period. We further note in
        your Q1 2015 earnings conference call transcript that you indicate the average
        reimbursement rate for the GEC in the quarter was over $2,200; and you believe this rate
        will remain fairly static until you secure increased payments from major Blues plans that
        do currently cover the test. Please expand your revenue disclosure in future filings to
        include the following information for each period presented and provide draft disclosure
        in your response letter:

- Disclose the average revenue per test for both your GEC and routine cytopathology tests that met your revenue recognition criteria, and clearly discuss how you arrive at the average revenue per test.

- Discuss any significant effects on the average revenue per test resulting from reimbursement differences between your accrual and cash basis customers, to the extent applicable.

- Discuss the reason(s) for any significant changes in average revenue per test between the comparable periods presented or any known trends or uncertainties that you reasonably expect to have a material favorable or unfavorable impact on this measure, as applicable.

Cost of revenue, page 75

6. We note you attributed the increase in cost of revenue to an increase in variable costs, offset in part by continuing refinements in your testing process and economics of scale related to the increase in FNAs processed. Please provide us with draft disclosure to be included in future filings to expand your discussion of cost of revenue by quantifying the individual factors driving the period-to-period changes and also clarifying the nature of the significant variable costs that increased or decreased. Refer to Item 303(a)(3)(i) of Regulation S-K.

7. We note that the relationship between your cost of revenue and revenue has changed over the periods presented. In addition, we note the statement in your Q1 2015 earnings conference call transcript that your gross margin for the first quarter of 2014 was aided by the additional accrual of one payer as well as some catch-up cash payments in the quarter; and that this percentage can change due to the lumpiness of payments. Please confirm that you will discuss the factors that cause significant changes in the relationship between your revenue and cost of revenue in future filings and provide draft disclosure in your response letter. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 97

8. We note your disclosure that states you consider whether the following revenue recognition criteria are met for all services performed: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered and (3) a reasonable estimate of reimbursement can be made. Please clarify for us your statement that a reasonable estimate of reimbursement can be made and tell us which of the required criteria in ASC 605-10-S99-1 that this satisfies. Also tell us how you considered each of the required criteria prior to the recognition of revenue given that your current disclosure does not appear to include all four of the required criteria. Finally, confirm

that you will clearly disclose your revenue recognition policy in future filings and provide draft disclosure in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 with questions regarding these comments.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining